March 1, 1999



Carmel Mountain #8 Associates, L.P.

Roger A. P. Joseph, President
Chancellor Development Corporation, General Partner

Bruce E. Tabb, Managing Member
Carmel Mountain Environmental LLC

Re:      Lease of Property at 15175 Innovation Drive

Gentlemen:

         As partial consideration for the subject lease to Imaging Technologies Corporation (ITEC), ITEC hereby agrees to grant to Lessors fully-vested warrants to purchase One Hundred Thousand (100,000) shares of the common stock of ITEC at the closing price per share on the NASDAQ market on the date of the signing of said lease by all parties, valid for a period of three (3) years, on the terms and conditions of Warrant Agreements.

Imaging Technologies Corporation, by

/s/ Philip J. Englund
--------------------------------------
    Philip J. Englund
Senior Vice President, General Counsel